UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

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☐ Preliminary Proxy Statement

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ASA Gold and Precious Metals Limited

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ASA GOLD AND PRECIOUS METALS LIMITED
Three Canal Plaza, Suite 600
Portland, Maine 04101

January 28, 2022

Dear Shareholder,

You are cordially invited to virtually attend the Annual General Meeting of Shareholders of ASA Gold and Precious Metals Limited (the "Company"), to be held via live webcast on March 24, 2022 (the "Meeting"). At the Meeting, you will be asked to consider: (1) the election of the Company's Board of Directors and (2) the ratification and approval of the appointment of Tait, Weller & Baker LLP as the Company's independent auditors for the fiscal year ending November 30, 2022, and the authorization of the Nominating, Audit and Ethics Committee of the Board of Directors to set the independent auditors' remuneration. The Board of Directors has considered both of these proposals and unanimously recommends that you vote **FOR** each proposal.

During the Meeting, management will make available the Company's audited financial statements for the fiscal year ended November 30, 2021. Further details of the business to be transacted at the Meeting can be found in the accompanying Notice of Annual General Meeting of Shareholders and Proxy Statement. Your vote is important!

We are holding a virtual only meeting this year in view of the safety concerns and logistical restrictions associated with the ongoing COVID-19 global pandemic and to enable increased shareholder participation and access. Shareholders will be able to listen, vote, and submit questions from their home or any location with internet connectivity. There will not be a physical location for our Meeting, and you will not be able to attend the Meeting in person. Additional information on how to participate in the Meeting can be found below.

Whether or not you are able to attend the virtual meeting, it is important that your shares be represented at the Meeting. Accordingly, the Company asks that you please sign, date, and return the enclosed proxy card at your earliest convenience. As an alternative to using the proxy card to vote, you may submit your proxy by telephone or via the Internet. Please follow the instructions on the enclosed proxy card.

The Board of Directors extends our appreciation for your continued support.

Sincerely yours,

Mary Joan Hoene

Mary Joan Hoene
Chair of the Board

Please give all of this information your careful attention. It is important that your shares be represented at the Meeting. Whether or not you plan to attend the virtual Meeting, you are requested to promptly complete, sign, and return the enclosed proxy card as soon as possible. You may also vote your shares via the Internet or by telephone as discussed in the Proxy Statement. Returning a signed proxy card or authorizing a proxy by telephone or via the Internet to vote your shares will not prevent you from voting your shares during the webcast if you subsequently choose to attend the virtual Meeting, but your presence (without further action) at the virtual Meeting will not in itself constitute a revocation of a previously delivered proxy.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

While the Company strongly encourages you to read the full text of the enclosed Proxy Statement, the Company is providing the following brief overview of the proposals in the accompanying Proxy Statement in "question and answer" format, to help you better understand and vote on these proposals. Your vote is important. Please vote.

Question: **Why are you sending me this information?**

Answer: You are receiving these materials because as of the close of business on January 21, 2022 (the "Record Date") you owned shares of ASA Gold and Precious Metals Limited (the "Company") and, as a result, have the right to vote on proposals relating to the Company at the Annual General Meeting of Shareholders to be held on March 24, 2022 at 10:00 a.m., Eastern Time.

Question: **What proposals will be acted upon at the Meeting?**

Answer: At the Meeting, you will be asked: (i) to elect the Company's Board of Directors (the "Board"), and (ii) to ratify and approve the appointment of Tait, Weller & Baker LLP, an independent registered public accounting firm, as the Company's independent auditors for the fiscal year ending November 30, 2022, and to authorize the Nominating, Audit and Ethics Committee of the Board to set the independent auditors' remuneration.

Question: **How does the Board recommend that I vote?**

Answer: After careful consideration, the Board, which is comprised entirely of directors who are not "interested persons" of the Company (each, an "Independent Director") as that term is defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended ("1940 Act"), recommends that you vote **FOR** each proposal.

Question: **Why did the Board of Directors decide to proceed with a virtual format for the Meeting?**

Answer: In view of the safety concerns and logistical restrictions associated with the ongoing COVID-19 global pandemic, our Meeting will be a virtual meeting format only, where shareholders may participate by accessing a website using the Internet. There will not be a physical meeting location. We believe that hosting a virtual meeting will facilitate shareholder attendance and participation at our Meeting by enabling shareholders to participate remotely from any location around the world. We have designed the virtual Meeting to provide the same rights and opportunities to participate as shareholders would have at an in-person meeting, including the right to vote and ask questions through the virtual meeting platform. A virtual meeting will also provide an additional opportunity for shareholders to communicate with the Board of Directors by submitting questions before and during the Meeting through the virtual meeting platform, and it eliminates many of the costs associated with hosting a physical meeting, which will benefit both our shareholders and the Company.

Question: **How can I view and participate in the virtual Meeting?**

Answer: Shareholders as of the Record Date are invited to attend the virtual Meeting. Shareholders may watch and participate in the Meeting virtually by registering at www.merkinvestments.com/asa-shareholder-meeting and navigating to the unique URL provided during the registration process.

Question: **When can I join the virtual Meeting?**

Answer: You may log into the Meeting platform by navigating to the unique URL provided during the registration process at any time prior to the commencement of the Meeting on March 24, 2022. The meeting will begin promptly at 10:00 a.m. Eastern Time.

Question: **How can I ask questions?**

Answer: We encourage you to submit your questions in advance of the Meeting. This may be accomplished by submitting your questions during the registration process identified above. Questions can also be submitted in writing at any time during the Meeting by clicking the "Ask a Question" button, typing the question into the space provided in the virtual meeting platform, and clicking the "Submit" button.

Question: **Why am I being asked to elect the Company's Board of Directors?**

Answer: Each of the Company's Directors serves a term of office that generally commences, and subsequently ends, at an Annual General Meeting of Shareholders. At its December 16-17, 2021 meeting, the Board, upon Committee recommendation, nominated four individuals for election as Directors, Anthony Artabane, William Donovan, Bruce Hansen and Mary Joan Hoene, each to hold office as a Director of the Company until the next Annual General Meeting of Shareholders. Each nominee is a current Independent Director of the Company.

Question: **Why are the Company's shareholders asked to ratify the Board's appointment of the Company's Independent Auditor and authorize the Nominating, Audit and Ethics Committee of the Board to set the Independent Auditor's remuneration?**

Answer: Section 89 of the Companies Act 1981 of Bermuda (the "Company Act") grants ultimate authority to appoint the Company's independent auditors to the shareholders of the Company. The independent auditor is nominated by the Nominating, Audit and Ethics Committee of the Board, which submits the nomination to the Board for approval and further submits to the Company's shareholders for approval of the appointment. The Company Act dictates that the Independent Auditor will hold office until the close of the next Annual General Meeting. Additionally, the Company Act provides that the Board may set the remuneration of an Independent Auditor approved by the shareholders of the Company if the shareholders authorize them to do so.

Question: **How do I vote my shares?**

Answer: Please indicate your voting instructions on the enclosed proxy card, sign and date the card, and return the card by mail in the postage-paid envelope provided. As an alternative to voting by mail, you may vote by telephone, via the Internet or at the virtual Meeting. To vote by telephone, please call the toll-free number listed on the proxy card. To vote via the Internet, please access the website listed on the proxy card. Please note that to vote by telephone or via the Internet, you will need the unique "control" number that appears on the enclosed proxy card.

If you hold your shares in "street name" through a broker, bank or other nominee, you should contact your nominee with your instructions for voting in advance of the virtual Meeting, including a request that your nominee provide you with a legal proxy. **If you hold your shares in "street name," you are strongly encouraged to vote your shares in advance of the virtual Meeting, as you will not be able to vote during the virtual Meeting itself.** If you hold your shares directly and intend to vote during the virtual Meeting, please let us know by calling **1-800-432-3378**. Regardless of whether you plan to vote during the virtual Meeting, you may be required to provide valid identification, such as your driver's license or passport, and satisfactory proof of ownership of shares in the Company, such as your voting instruction form (or a copy thereof) or a letter from your broker, bank or other nominee, or other nominee statement indicating ownership as of the close of business on January 21, 2022.

Question: **When should I return my proxy?**

Answer: The Company would like to receive your completed, signed, and dated proxy as soon as possible. You may submit your proxy by mail, telephone or via the Internet. Because your vote is important to us, you may receive a call from the Company or Computershare Trust Company, N.A. ("Computershare"), the Company's proxy solicitor, reminding you to vote.

Question: **What if I vote but do not make specific choices?**

Answer: If you submit your proxy without marking voting selections, your shares will be voted, as applicable, "For" Proposals 1 and 2. If any other matter is properly presented at the Meeting, your proxyholder will vote your shares using his or her best judgment.

Question: **Who is paying for this proxy solicitation?**

Answer: The Company will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors, officers and service provider personnel may also solicit proxies online, by telephone or by other means of communication, if necessary. Directors, officers and service provider personnel will not be paid any additional compensation for soliciting proxies. The Company may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Question: **What if I have other questions?**

Answer: If you have any questions about any proposal or need assistance voting your shares, please call Computershare, the Company's proxy solicitor, toll-free at **1-866-438-2987**.

ASA GOLD AND PRECIOUS METALS LIMITED
Three Canal Plaza, Suite 600
Portland, Maine 04101

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

March 24, 2022

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of ASA Gold and Precious Metals Limited (the "Company") will be conducted via live webcast on March 24, 2022, at 10:00 a.m., Eastern Time, at www.merkinvestments.com/asa-shareholder-meeting, for the purpose of considering and acting upon the following business:

1. To elect the Company's Board of Directors;

2. To ratify and approve the appointment of Tait, Weller & Baker LLP, an independent registered public accounting firm, as the Company's independent auditors for the fiscal year ending November 30, 2022, and to authorize the Nominating, Audit and Ethics Committee of the Board of Directors to set the independent auditors' remuneration; and

3. Such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors unanimously recommends that shareholders vote **FOR** each proposal.

During the Meeting, management will make available the Company's audited financial statements for the fiscal year ended November 30, 2021.

The Board of Directors has fixed the close of business on January 21, 2022, as the record date for the determination of the shareholders of the Company entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

By order of the Board of Directors,

Zachary Tackett
Secretary

January 28, 2022

YOUR VOTE IS IMPORTANT
NO MATTER HOW MANY SHARES YOU OWN

Whether or not you plan to attend the virtual Meeting via webcast, please vote your shares. In order that your shares may be represented at the Meeting, please vote your proxy as soon as possible by mail, telephone, or via the Internet as indicated on the enclosed proxy card. If voting by mail, you are requested to:

- Indicate your instructions on the proxy card;
- Date and sign the proxy card;
- Mail the proxy card promptly in the enclosed envelope which requires no postage if mailed within the continental United States; and
- Allow sufficient time for the proxy card to be received by 10:00 a.m. Eastern Time, on March 24, 2022. (However, proxies received after this date may still be voted in the event of an adjournment or postponement to a later date, or during the Meeting.)

If you sign, date, and return the proxy card but give no voting instructions for any proposal(s), the proxies will vote FOR such proposal(s). In order to avoid the additional expense of further solicitation, the Company asks that you mail your proxy card promptly.

As an alternative to voting by mail, you may vote by telephone or via the Internet, as follows:

To vote by telephone:	To vote via the Internet:
(1) Read the proxy statement and have your proxy card at hand.	(1) Read the proxy statement and have your proxy card at hand.
(2) Call the toll-free number that appears on your proxy card.	(2) Go to the website that appears on your proxy card.
(3) Enter the control number set forth on the proxy card and follow the simple instructions.	(3) Enter the control number set forth on the proxy card and follow the simple instructions.

The Company encourages you to vote by telephone or via the Internet using the control number that appears on your enclosed proxy card. Voting by telephone or Internet will reduce the time and costs associated with this proxy solicitation. Whichever method you choose, please read the enclosed Proxy Statement carefully before you vote.

If you have any questions regarding the proposals or need assistance voting your shares, please contact Computershare, the Company's proxy solicitor, toll-free at **1-866-438-2987.**

If the Company does not receive your voting instructions, you may be contacted by the Company or by Computershare to remind you to vote.

If you hold your shares in "street name" through a broker, bank or other nominee, you should contact your nominee with your instructions for voting in advance of the virtual Meeting to request your nominee provide you with a legal proxy in order to vote your shares. **If you hold your shares in "street name," you will be unable to vote during the virtual Meeting.**

_____

**Important Notice Regarding the Availability of Proxy Materials
for the Annual General Meeting of Shareholders to be held on March 24, 2022.**

**This Notice, the Proxy Statement, and the Annual Report of the Company
for the fiscal year ended November 30, 2021, are available at www.asaltd.com/proxymaterial.**

ASA GOLD AND PRECIOUS METALS LIMITED
Three Canal Plaza, Suite 600
Portland, Maine 04101

_____

PROXY STATEMENT

_____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

March 24, 2022

SOLICITATION AND REVOCATION OF PROXIES

You are being asked by the Board of Directors (the "Board") of ASA Gold and Precious Metals Limited (the "Company") to vote at the Annual General Meeting of Shareholders (the "Meeting") to be held via webcast on March 24, 2022, at 10:00 a.m., Eastern Time (the Meeting and any adjournments or postponements thereof are referred to herein as the "Meeting"). Shareholders who execute proxy cards or provide voting instructions by telephone or via the Internet may revoke them at any time before the proxy is used at the Meeting by delivering a duly executed proxy bearing a later date, by submitting a letter of revocation delivered to Zachary Tackett, Secretary, at ASA Gold and Precious Metals Limited, Three Canal Plaza, Suite 600, Portland, Maine 04101 or to him or his designee at the Meeting. If you hold shares through a broker, bank or other nominee, please consult your broker, bank or nominee regarding your ability to revoke voting instructions after such instructions have been provided.

The expense of preparing, assembling, printing and mailing the Proxy Statement, accompanying Notice, proxy card and any other material used for the solicitation of proxies by the Board will be paid by the Company. The Company has retained Computershare Trust Company, N.A., P.O. Box 505000, Louisville, KY 40233 ("Computershare") to assist in the preparation of the proxy statement and in the tabulation and solicitation of proxies, as necessary. Such solicitation, if necessary, will primarily be by mail and telephone. As compensation for such assistance, Computershare would receive a fee estimated at approximately $10,000. Computershare will also be reimbursed for out-of-pocket costs in connection with the solicitation, if necessary. In addition to the solicitation of proxies by use of the mails, directors and officers of the Company may solicit proxies by telephone, electronic communications or personal contact, for which they will not receive any additional compensation. The Company will reimburse brokers, nominees and fiduciaries that are registered owners of shares of the Company for the out-of-pocket and clerical expenses of transmitting copies of the proxy materials to the beneficial owners of such shares. The approximate mailing date of this Proxy Statement, accompanying Notice, and the proxy card will be January 28, 2022.

The Annual Report of the Company for the fiscal year ended November 30, 2021 is available on the Company's website at https://www.asaltd.com/investor-information. A Notice of Internet Availability of Annual Report will be disseminated in conjunction with the mailing of this Proxy Statement. If you prefer to receive printed copies, you may request printed copies to be mailed, or elect to receive printed reports in the future, at no charge. You will not receive printed copies of your shareholder reports unless you make a request. To request current and future reports in print, please call 1-800-317-4445.

VOTING AT THE MEETING

Only registered shareholders as of the close of business on January 21, 2022 (the "Record Date") will be entitled to vote at the Meeting. There were 19,289,905 common shares of the Company, par value $1.00 per share ("common shares"), outstanding on that date, each of which entitles the holder to one vote. Shareholders do not have appraisal rights in connection with the proposals in this Proxy Statement. Each valid proxy received at or before the Meeting will be voted at the Meeting in accordance with the instructions provided. **If a shareholder has signed a proxy card but no instructions are indicated, the named proxies will vote FOR each of the following proposals: (i) to elect as directors each of the nominees listed on the proxy card; and (ii) to approve the appointment of Tait, Weller & Baker LLP, an independent registered public accounting firm, as the Company's independent auditors for the fiscal year ending November 30, 2022, and to authorize the Nominating, Audit and Ethics Committee of the Board to set the independent auditors' remuneration, in addition to such other matters as may properly come before the Meeting.**

Shareholders may provide their proxies by mail, by telephone, or via the Internet, and may so vote through the duration of the virtual Meeting. If your shares are registered in your name, the Company encourages you to provide your proxy by telephone by calling toll-free 1-800-337-3503 or, if you have Internet access, via the Internet at www.proxy-direct.com. When you provide your proxy by telephone or via the Internet, your instructions are recorded immediately and there is no risk that postal delays will cause your proxy to arrive late and therefore not be counted. If you hold your shares in "street name" through a broker, bank or other nominee, your nominee may allow you to provide voting instructions by telephone or via the Internet. Please consult the materials you receive from your nominee prior to providing your proxy by telephone or via the Internet. Shareholders who plan to vote during the webcast should call **1-800-337-3503**. **If you hold your shares in "street name," you are encouraged to vote in advance of the virtual Meeting, as you will be unable to vote during the virtual Meeting itself.** In addition, if you hold your shares in "street name," you must request your nominee to provide you with a legal proxy in order to vote your shares.

If you have any questions regarding the proposals or need assistance voting your shares, please contact the Company's proxy solicitor, Computershare, toll-free at **1-866-438-2987**.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

As of the Record Date, the Company is not aware of any person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), owning beneficially more than 5% of the Company's outstanding common shares, except as follows:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares
Lazard Asset Management LLC 30 Rockefeller Plaza New York, NY 10112	2,894,573 [1]	15.01%

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[1] The number of shares shown is based solely on the Form 13F filed by Lazard Asset Management LLC on November 15, 2021, reflecting information as of September 30, 2021.

QUORUM AND REQUIRED VOTING

One-third (1/3) of the Company's outstanding common shares present by proxy and entitled to vote constitutes a quorum at the Meeting. If, within five minutes from the time scheduled for the Meeting, a quorum of shareholders is not present, the Meeting shall stand adjourned until such other day, time and place as the Chair of the Meeting may determine.

Assuming that a quorum is present at the Meeting, approval of each proposal to be acted upon at the Meeting requires the affirmative vote of a majority of the votes cast at the Meeting, including by proxy. Abstentions and "broker non-votes" (*i.e.*, shares held by brokers, banks or other nominees for which (i) instructions have not been received from the beneficial owner or persons entitled to vote and (ii) the broker, bank or nominee does not have discretionary voting power on a particular matter) will be counted for purposes of determining whether a quorum is present, but will be disregarded in determining the "votes cast" on a proposal. Therefore, abstentions and "broker non-votes" will have no effect on the vote for either proposal.

PROPOSAL 1:

TO ELECT THE COMPANY'S BOARD OF DIRECTORS

At its December 16-17, 2021 meeting, the Board, upon the recommendation of the Nominating, Audit and Ethics Committee, nominated four individuals for election as directors, Anthony Artabane, William Donovan, Bruce Hansen, and Mary Joan Hoene (each, a "Nominee"), each to hold office as a director of the Company until the next Annual General Meeting of Shareholders.

Each of the Nominees currently serves as an Independent Director of the Company, having been elected to serve as a director of the Company at the 2021 Annual General Meeting of Shareholders.

Each Nominee has consented to being named in this Proxy Statement and to serve if elected. In the event that any of the Nominees is unable or declines to serve as a director, an event that management does not anticipate, proxies may be voted at the Meeting for the election of another person in his or her place or the Board may reduce the number of directors as provided in the Company's Bye-Laws. The persons named as proxies on the enclosed proxy card relating to the Meeting will vote **FOR** the election of the Nominees unless the shareholder specifically indicates on his or her proxy card a desire to vote against or abstain from voting with respect to any Nominee.

The following list sets forth the current directors and officers of the Company, including each Nominee, his or her age, address, principal occupation and present positions with the Company, including any affiliations with the Company, the length of service with the Company and other directorships held. Unless otherwise noted, each Nominee has engaged in the principal occupation listed in the following table for five years or more. A more extensive discussion of each Nominee's experience and qualifications can be found in the narrative description of the structure and leadership of the Board of Directors.

Name, Address [1] and Age	Position Held, Term of Office [2] and Length of Time Served	Principal Occupation During the Past Five Years	Other Directorships During the Past Five Years
Independent Directors:*			
Anthony J. Artabane, 67**	Director since 2019	Managing Member, Anthony Artabane CPA, PLLC (a public accounting firm providing limited services), 2014-2020	Archstone Alternative Solutions Fund, 2015-2017
William Donovan, 63**	Director since 2020	President, United States Steel and Carnegie Pension Fund, 2011-2017	None
Bruce Hansen, 64**	Director since 2014	Chief Executive Officer, General Moly, Inc., 2007-2020	Director of New Moly LLC since 2021; Director of Energy Fuels Inc. since 2006; Director of General Moly Inc., 2007-2020; Director and past Chairman (2011) of the Nevada Mining Association, 2010-2019
Mary Joan Hoene, 72**	Director since 2014; Chair since 2019	Counsel, Carter Ledyard & Milburn LLP, 2010-2021	None
Officers:			
Alexander Merk, 52	Chief Operating Officer and Principal Executive Officer since March 2019	President and Chief Investment Officer, Merk Investments LLC, since 2001	None
Peter Maletis, 51	President since March 2019	Vice President – Gold & Precious Metals Research, Merk Investments LLC, since 2019; Research Analyst, Franklin Templeton Investments, 2010-2019	None
Jack Huntington, 51	Chief Compliance Officer since September 2015	Fund Chief Compliance Officer, Foreside Fund Officer Services, LLC since September 2015; Senior Vice President of Regulatory Administration, Citi Fund Services Ohio, Inc. 2008 to	None

Name, Address [1] and Age	Position Held, Term of Office [2] and Length of Time Served	Principal Occupation During the Past Five Years	Other Directorships During the Past Five Years
		2015	
Karen Shaw, 49	Principal Financial Officer since March 2019	Senior Vice President, Apex Fund Services since March 2019; Senior Vice President, Atlantic Fund Services 2008-2019	None
Zachary Tackett, 33	Secretary since November 2019	Senior Counsel, Apex Fund Services, since October 2019; Counsel, Apex Fund Services, March 2019-October 2019; Counsel, Atlantic Fund Services, February 2014-2019	None

[1] The address for each officer and director is ASA Gold and Precious Metals Limited, c/o Apex Fund Services, Three Canal Plaza, Suite 600, Portland, Maine 04101.

[2] Each director of the Company will serve as such until the next Annual General Meeting of Shareholders unless the director resigns, does not stand for re-election, or is disqualified. The Company's executive officers serve until they are terminated or resign.

* Not an "interested person" of the Company as such term is defined in the Investment Company Act of 1940, as amended ("1940 Act") ("Independent Director").

** A Nominee for election to the Board of Directors.

Each Independent Director is also a member of the Company's Nominating, Audit and Ethics Committee.

Litigation Involving Directors

None of the Company's directors, nor any affiliated person (as defined in the 1940 Act) of such directors, is a party to any material pending legal proceedings adverse to the Company or any of its affiliated persons (as defined in the 1940 Act), or has a material interest adverse to the Company or any of its affiliated persons (as defined in the 1940 Act).

Required Vote: The election of directors requires the affirmative vote of a majority of the votes cast at the Meeting.

The Board recommends that you vote FOR each Nominee.

EXECUTIVE OFFICERS

The current executive officers of the Company are Axel Merk (52), Chief Operating Officer and Principal Executive Officer since March 2019; Peter Maletis (51), President since March 2019; Karen Shaw (49), Principal Financial Officer since March 2019; Jack Huntington (51), Chief Compliance Officer since September 2015; and Zachary Tackett (33), Secretary since November 2019

Alexander Merk – Merk Investments LLC ("Merk Investments"), located at 1150 Chestnut Street, Menlo Park, California 94025, is the investment adviser to the Company under an Investment Advisory Agreement dated April 12, 2019. Mr. Merk is the founder, President, and Chief Investment Officer of

Merk Investments. Mr. Merk holds a BA in economics and a Master of Science in computer science from Brown University.

Peter Maletis – Mr. Maletis is a member of the Portfolio Management Group at Merk Investments, focusing on gold and precious metals companies. Prior to joining Merk Investments, Mr. Maletis served as a Research Analyst at Franklin Templeton Investments from 2010 until 2019. Mr. Maletis' previous experience also includes roles at Marathon Resource Investments, the Cypress Funds, and Banc of America Securities LLC. Mr. Maletis holds an MBA from University of Southern California Marshall School of Business and a BA in economics from Connecticut College.

Karen Shaw – Atlantic Fund Administration, LLC, a wholly owned subsidiary of Apex Group, Ltd. (d/b/a Apex Fund Services) ("Apex"), located at Three Canal Plaza, Suite 600, Portland, Maine 04101, serves as the fund accountant and U.S. administrator for the Company under a Fund Accounting and Administration Services Agreement between Apex and the Company. Ms. Shaw is employed by Apex. Ms. Shaw developed her expertise over twenty-five years working with Forum Financial Group, Citi and Atlantic Fund Administration, LLC. She obtained her BS in Business Administration from the University of Maine; is a member of the ICI Accounting/Treasurers committee; and serves as fund Treasurer and Principal Financial Officer (Sarbanes-Oxley certifying officer) for multiple investment companies.

Jack Huntington - Foreside Fund Officer Services, LLC ("Foreside"), located at Three Canal Plaza, Suite 100, Portland, Maine 04101, provides a Chief Compliance Officer under a Fund CCO Agreement between Foreside and the Company. Mr. Huntington is employed by Foreside. Prior to joining Foreside in 2015, Mr. Huntington was a Senior Vice President at Citi for seven years, most recently serving as the Head of Citi's Regulatory Administration Department. Mr. Huntington's previous experience also includes roles as Senior Counsel at MetLife, and Associate in the Financial Services and Investment Management Practice Group at Dechert LLP. Mr. Huntington has a BA from the University of Connecticut and JD from Drake University Law School.

Zachary Tackett – Mr. Tackett is employed by Apex, where he is responsible for providing regulatory and administrative services related to establishing and maintaining registered investment companies, coordinating and reviewing federal securities law filings, handling fund governance issues, and analyzing legal issues concerning the operations of investment companies. Mr. Tackett also serves as Anti-Money Laundering Compliance Officer for investment companies. Mr. Tackett earned his Bachelor of Arts degrees in Political Science and History from the University of Maine and his JD from the University of Maine School of Law. He is licensed to practice law in Maine and Massachusetts.

The address of each executive officer is ASA Gold and Precious Metals Limited, c/o Apex Fund Services, Three Canal Plaza, Suite 600, Portland, Maine 04101.

DIRECTOR COMPENSATION

For the fiscal year ended November 30, 2021, each director received an annual retainer fee of $20,000 for services as a director, and the Chair of the Board received an additional fee of $10,000. Each director received a fee of $4,000 for attendance at each in-person meeting of the Board and $1,000 for attendance at each telephonic meeting of the Board. The Chair of the Nominating, Audit and Ethics Committee received an annual fee of $4,000 for acting in that capacity. A director may receive additional fees for providing additional services as a director at the request of the Board. During the fiscal year ended November 30, 2021, each director received the standard in-person meeting fee for attendance at regularly scheduled meetings of the Board held by videoconference as a result of the continuing COVID-19 pandemic.

Directors elected to the Board prior to January 1, 2008 who retired after attaining the age of 70, and after having served a minimum of 12 years, are entitled to retirement benefits for life. The annual retirement benefit for eligible directors is equal to 75% of the annual retainer fee paid to active directors, as it may be increased from time to time. Directors elected to the Board prior to January 1, 2008 retiring before attaining the age of 70 are entitled to such retirement benefit for the lesser of life or the number of years they served as directors. The Company discloses as a liability in its financial statements the retirement benefits due to retired directors. Under the May 12, 2009 restated retirement plan, a director whose first election to the Board occurred on or after January 1, 2008 is not eligible to receive retirement benefits.

The following table provides a summary of the compensation and benefits for the directors of the Company for the fiscal year ended November 30, 2021:

Director Compensation

Director	Aggregate Compensation from the Company	Estimated Annual Pension Benefit Upon Retirement
Anthony Artabane	$39,000	N/A
William Donovan	$41,000*	N/A
Bruce Hansen	$42,000	N/A
Mary Joan Hoene	$48,000	N/A

    * Mr. Donovan was paid certain director fees during fiscal year 2021 in consideration of his attendance at certain Board meetings in 2020 for which he was not compensated at that time.

SECURITY OWNERSHIP OF COMPANY

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of common shares of the Company by each director, each executive officer, and all directors, and executive officers as a group, including the dollar range of the value of equity securities beneficially owned by each director and executive officer.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]	Percentage of Outstanding Shares	Aggregate Dollar Range of Share Ownership [2]
Independent Directors:			
Anthony J. Artabane	2,500	*	$50,001-$100,000
William Donovan	2,000	*	$10,001-$50,000
Bruce Hansen	1,000	*	$10,001-$50,000
Mary Joan Hoene	5,900	*	Over $100,000
Other Executive Officers:			
Axel Merk	45,625	*	Over $100,000
Peter Maletis	1,000	*	$10,001-$50,000
Karen Shaw	None	N/A	N/A
Jack Huntington	None	N/A	N/A
Zachary Tackett	None	N/A	N/A
All Directors and Executive Officers as a group:	58,025	*	N/A

_____

[1] Each individual has sole voting and investment power over the shares shown opposite his or her name.

[2] Valuation as of the Record Date.

* The common shares shown for this individual or group, as applicable, constituted less than 1% of the Company's outstanding common shares as of the Record Date.

BOARD OF DIRECTORS

Leadership Structure and Qualifications of Board of Directors

The Board has structured itself in a manner that it believes allows it to effectively perform its oversight function. The Board is currently composed of four members, Messrs. Artabane, Donovan, and Hansen and Ms. Hoene, all of whom are Independent Directors. If each of the Nominees is elected, the existing Board structure is not expected to change.

Ms. Hoene, an Independent Director, serves as Chair of the Board. The Chair: (i) coordinates the activities of the directors and leads the directors at Board meetings; (ii) works with the Company's executive officers, including the Company's Chief Compliance Officer, the Company's legal counsel, and the Board's Nominating, Audit and Ethics Committee, as necessary, to determine the agenda for Board and Committee meetings; (iii) serves as the principal contact for and facilitates communication between the Independent Directors and the Company's management; and (iv) performs any other duties that the Board may delegate to the Chair. The Chair also presides at separate meetings of the Independent Directors where various matters, including those being considered at Board meetings, are discussed.

The Board generally meets in person at regularly scheduled meetings four times throughout the year. In addition, the directors may meet in person or by telephone at special meetings or on an informal basis at other times. As described below, the Board has established a standing committee: the Nominating, Audit and Ethics Committee (the "Committee"). In addition, the Board may establish non-standing Board committees from time-to-time. The Board also serves as the Company's foreign custody manager in overseeing the custody of the Company's assets outside of the U.S.

The directors have determined that the Board's leadership structure is appropriate in light of the Company's size and other characteristics. The Board believes that its structure enables the Board's oversight of, and independence from, management, its ability to carry out its responsibilities through effective communication, and the Company's overall corporate governance on behalf of shareholders.

The Board has concluded that, based on each director's experience, qualifications, character, integrity, attributes, and skills on an individual basis and in combination with those of the other nominees, each standing director should continue to serve as a director. Among other attributes common to all directors is their ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other directors and management of the Company, and to exercise reasonable business judgment in the performance of their duties as directors. A director's ability to perform his or her duties effectively may have been attained through: (i) business, consulting, professional, public service, or academic positions; (ii) a director's educational background or professional training; (iii) experience from service as a director of the Company, other public companies, non-profit entities or other organizations; or (iv) other relevant experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each director that supports the conclusion that each person should serve as a director.

Mr. Hansen was nominated to be a director of the Company given his extensive mining company and finance experience. Mr. Hansen served as Chief Executive Officer of General Moly, Inc., a U.S.-based molybdenum mining company located in Lakewood, Colorado, from 2007 until 2020. Prior to that, Mr. Hansen served in various senior executive positions at Newmont Mining Corporation, including as Senior Vice President, Operations Services and Development from 2005-2007 and Senior Vice President and Chief Financial Officer at Newmont from 1999 to 2005. Mr. Hansen is also an independent director of Energy Fuels, Inc., a uranium and vanadium production company, and a director of New Moly LLC, a private molybdenum development company.

Ms. Hoene was nominated to be a director of the Company given her extensive legal, compliance and regulatory experience in the securities and investment management industry. She served as Counsel in the Corporate Department of Carter Ledyard & Milburn LLP from 2010-2021, having previously served as Partner from 1999-2004. She served as Senior Vice President & Independent Chief Compliance Officer for Columbia Funds, Liberty All-Star Funds, Galaxy Funds, BACAP Registered Hedge Fund and Columbia Multi-Strategy Hedge Fund (Bank of America Corporation) in Boston, MA from 2004-2007. Ms. Hoene has held senior positions at the Securities Exchange Commission and several large financial services companies. She also led the legal development of the first exchange traded gold securities product from 2002 to 2004.

Mr. Artabane was nominated to be a director of the Company given his extensive public accounting, and auditing experience. Mr. Artabane has been the Managing Member of Anthony Artabane CPA, PLLC, a firm providing limited expert witness services to investors in, and investment managers to, private funds (2014-2020). Prior to that, until his retirement in 2013, Mr. Artabane was a partner for 25 years with PricewaterhouseCoopers LLP ("PwC"), providing public accounting and audit services to hedge funds, registered investments companies, and asset management firms. Mr. Artabane served in several leadership roles, including as PwC's Global Hedge Fund leader, and as a member of PwC's Global Asset Management and Real Estate Leadership team. He also served as an Independent Trustee and Chairman of the Audit Committee of Archstone Alternative Solutions Fund, a closed-end, registered investment company, from the Fund's inception in June 2015 until its deregistration in 2017. Mr. Artabane also serves as a member of the New York State Society of Certified Public Accountants (the "NYSSCPA") Investment Management Committee (October 2016- Present) and NYSSCPA Sustainability Accounting and Reporting Committee (December 2019 – Present).

Mr. Donovan was nominated to be a director of the Company given his extensive investment and asset management experience. Mr. Donovan served as President of United States Steel and Carnegie Pension Fund from 2011-2017, in which capacity he researched and implemented investment decisions for defined benefit and defined contribution plan assets. Prior to that, Mr. Donovan held various senior investment positions with the same pension fund, including as Vice President of Investments from 2001-2011, and Industry Group Manager and Investment Analyst from 1994-2001. Mr. Donovan was also a Manager at Marathon Oil Company from 1992-1994.

Risk Oversight

The Board is responsible for oversight of the risks associated with the Company's operations including investment, compliance, operational, and valuation risks. Risk oversight is addressed as part of various regular Board and Committee activities. Day-to-day risk management functions are the responsibility of the Company's management and service providers (depending on the nature of the risk), who carry out the Company's investment management and business affairs. Management and service providers employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each service provider has its own interest in risk management, and its policies and methods of risk management will depend on its functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Company or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board, directly or through its Committee, interacts with and reviews reports from, among others, the Company's Principal Executive Officer, Principal Financial Officer and Chief Compliance Officer, the Company's independent registered public accounting firm, Company counsel, and service providers, as appropriate, regarding risk management and compliance matters.

Director Participation on Other Boards

The Company's directors and director nominee may sit on boards of directors of other companies, trade associations, and non-profit entities. The Company considers such board service to be beneficial to the Company, provided there are no significant conflicts of interest and the director or director nominee is able to devote the time and attention to his or her duties on the Board and any Board committees on which he or she sits (i.e., is not "overcommitted"). Experience in these types of positions can provide the director or director nominee with a broader spectrum of experiences relating to corporate governance and other relevant matters.

BOARD COMMITTEES

Nominating, Audit and Ethics Committee

The current members of the Nominating, Audit and Ethics Committee ("Committee") are Mr. Hansen (Chair), Ms. Hoene, Mr. Donovan, and Mr. Artabane, each of whom is an Independent Director (and an independent director as that term is defined in the rules of the New York Stock Exchange (the "NYSE")). The Board has determined that Mr. Hansen is qualified to serve as Audit Committee financial expert. The Committee acts pursuant to a written charter, a current copy of which is available on the Company's website at www.asaltd.com. The responsibilities of the Committee include overseeing: (i) the Company's accounting and financial reporting policies and practices; (ii) the Company's internal controls and procedures; (iii) the integrity, quality and objectivity of the Company's financial statements and the audit thereof; and (iv) the Company's compliance with legal and regulatory requirements. The Committee is directly responsible for the selection, compensation, oversight and, when appropriate, termination of the Company's independent auditors (subject to ratification of the selection by a majority of the Independent Directors and appointment by shareholders). Attached as Appendix A is a copy of the Company's Nominating, Audit and Ethics Committee Report with respect to the Company's audited financial statements for the fiscal year ended November 30, 2021.

The Committee is also responsible for identifying qualified candidates for the Board and the Committee of the Board. In that regard, the responsibilities of the Committee include: (i) considering and evaluating the structure, composition and membership of the Board and its Committee; (ii) evaluating and recommending the persons to be nominated by the Board for election as directors at the next Annual General Meeting of Shareholders and to fill vacancies on the Board as necessary; and (iii) evaluating and recommending directors to serve as members of the Committee of the Board.

INFORMATION REGARDING THE COMPANY'S PROCESS FOR NOMINATING DIRECTOR CANDIDATES

The Committee will recommend to the Board candidates for new or vacant Board positions based on its evaluation of which potential candidates are most qualified to serve and protect the interests of the Company's shareholders and to promote the effective operations of the Board. In considering director candidates, the Committee may take into account a variety of factors, including whether the candidates: (i) are of the highest character and integrity; (ii) have distinguished records in their primary careers; (iii) have substantial experience and breadth of knowledge which is of relevance to the Company, particularly relating to gold and other precious minerals, finance, securities law, the workings of the securities markets, or investment management; (iv) have sufficient time available to devote to the affairs of the Company in order to fulfill their duties and responsibilities, including service on Board Committees; (v) are committed to working collaboratively with other members of the Board in promoting the best long-term interests of shareholders; (vi) qualify as Independent Directors; and (vii) are free of any conflicts of interest that would interfere with the proper performance of their duties as directors. The Committee has not adopted any specific diversity policy but will take into account in its consideration of new candidates to the Board whether a candidate's background, experience and skills will contribute to the diversity of the Board and such other factors as the Committee determines to be relevant in light of the existing composition of the Board and any anticipated vacancies or other transitions. Different substantive areas may assume greater or lesser significance at particular times, in light of the Board's present composition and the Committee's (or the Board's) perceptions about future issues and needs.

The Committee considers candidates from any source deemed appropriate by the Committee, including: (i) the Company's current directors; (ii) the Company's officers; and (iii) the Company's shareholders. The Committee will not consider self-nominated candidates. The Committee may, but is not required to, retain a third-party search firm to identify potential candidates.

The Committee will consider nominees recommended by shareholders on the basis of the same criteria used to consider and evaluate candidates recommended by other sources. Shareholders may send resumes of recommended persons to the Chair—Nominating, Audit and Ethics Committee, ASA Gold and Precious Metals Limited, c/o Apex Fund Services, Three Canal Plaza, Suite 600, Portland, Maine 04101 The shareholder recommendation must be received no later than October 1, 2022 to be considered for the 2023 Annual General Meeting of Shareholders. The shareholder recommendation must be accompanied by all information relating to such candidate that is required to be disclosed in solicitations of proxies for the election of directors. The recommendation must also include information sufficient for the Committee to determine whether the candidate could serve as an Independent Director. In addition, the shareholder recommendation must be accompanied by the written consent of the candidate to stand for election if nominated by the Board and to serve if elected by the shareholders.

DIRECTOR ATTENDANCE AT MEETINGS

During the fiscal year ended November 30, 2021, there were six formal meetings of the Board and six meetings of the Nominating, Audit and Ethics Committee. Each director attended all meetings of the Board and the Committee during the time for which they served as director, except that Mr. Donovan was unable to attend meetings of the Board and Nominating, Audit and Ethics Committee convened on July 9, 2021.

Although the Company does not have a policy on director attendance at the Annual General Meetings of Shareholders, directors are encouraged to attend. The 2021 Annual General Meeting of Shareholders was attended by all of the Company's directors.

SHAREHOLDER COMMUNICATIONS

Shareholders may send written communications to the Company's Board or to an individual director by mailing such correspondence to the Board or to the individual director, ASA Gold and Precious Metals Limited, c/o Apex Fund Services, Three Canal Plaza, Suite 600, Portland, Maine 04101. Such communications must be signed by the shareholder and identify the number of shares held by the shareholder. Properly submitted shareholder communications will, as appropriate, be forwarded to the entire Board or to the individual director. Any shareholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act must also meet all the requirements of Rule 14a-8. See "Shareholder Proposals" below.

PROPOSAL 2:

RATIFICATION AND APPROVAL OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS AND AUTHORIZATION OF THE NOMINATING, AUDIT AND ETHICS COMMITTEE OF THE BOARD TO SET THE AUDITORS' REMUNERATION

In accordance with Section 89 of the Companies Act 1981 of Bermuda (the "Companies Act"), the Company's shareholders have the authority to appoint the Company's independent auditors and to authorize the Nominating, Audit and Ethics Committee of the Board of Directors (the "Committee") to set the auditors' remuneration. The Companies Act dictates that the Independent Auditor will hold office until the close of the next Annual General Meeting. Additionally, the Companies Act provides that the Board may set the remuneration of an Independent Auditor approved by the shareholders of the Company if the shareholders authorize them to do so. The Committee has nominated Tait, Weller & Baker LLP ("TWB"), Philadelphia, PA, an independent registered public accounting firm, to serve as the Company's independent auditors to audit the accounts of the Company for the fiscal year ending November 30, 2022. TWB served as independent auditors to the Company for the fiscal year ending November 30, 2021. The Board, including a majority of the Independent Directors, has ratified TWB's nomination and has directed that TWB's selection be submitted to the Company's shareholders for ratification and approval of appointment and for authorization to set the remuneration of TWB.

In the opinion of the Committee, the services provided by TWB are compatible with maintaining the independence of the Company's independent registered public accounting firm. TWB has informed the Company that, in its professional judgment, it is not aware of any relationships between TWB and the Company that may reasonably be thought to influence its independence.

A representative of TWB is expected to be available at the virtual Meeting to respond to appropriate questions and will be given the opportunity to make a statement if he or she desires to do so.

Neither the Company nor anyone acting on its behalf consulted with TWB at any time prior to TWB's initial selection by the Committee with respect to the application of accounting principles to any transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's accounts.

Audit and Non-Audit Fees

Aggregate fees charged by TWB for professional services rendered to the Company for the fiscal years ended November 30, 2021 and November 30, 2020 are set forth below:

	Fiscal Year 2021	Fiscal Year 2020
Audit Fees	$30,000	$30,000
Audit-Related Fees	0	0
Tax Fees	5,000	5,000
All Other Fees	0	0
Total	$35,000	$35,000

Audit Fees include the aggregate fees billed for professional services rendered by TWB for the audit of the Company's annual financial statements and review of the semi-annual financial statements and services rendered in connection with statutory or regulatory filings, including the annual and semi-annual reports.

Audit-Related Fees include the aggregate fees billed for assurance and related services by TWB that are reasonably related to the performance of the audit or review of the financial statements.

Tax Fees include the aggregate fees billed for professional services rendered by TWB in connection with tax compliance, tax advice and tax planning. The amounts for 2021 and 2020 include fees billed for U.S. tax advisory services.

All Other Fees include the aggregate non-audit fees not disclosed above that were billed for projects and services provided by TWB.

The aggregate fees charged by TWB for non-audit services rendered to the Company for each of the fiscal years ended November 30, 2021 and November 30, 2020 were $5,000, as noted above, for Tax Fees.

Policy on Nominating, Audit and Ethics Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditors

The Committee of the Company has the sole authority to pre-approve all audit and non-audit services to be provided by the independent auditors, subject to the *de minimis* exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Committee prior to the completion of the audit. During the fiscal year ended November 30, 2021, there were no services included in Audit-Related Fees, Tax Fees and All Other Fees that were approved by the Committee pursuant to the *de minimis* exception provided in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Any individual project that does not exceed $25,000 may be pre-approved by the Chair of the Committee. Any such pre-approval by the Chair of the Committee must be presented to the full Committee at its next scheduled meeting. Any proposed services exceeding that cost level require specific pre-approval by the Committee. Pre-approval of audit and non-audit services shall not be required if the engagement to render the services is entered into pursuant to pre-approved policies and procedures established by the Committee, provided the Committee is informed of each such service. The Committee has not established such policies and procedures.

Required Vote: The ratification and approval of the appointment of the Company's independent auditors and the authorization for the Committee to set the auditors' remuneration requires the affirmative vote of a majority of the votes cast at the Meeting.

The Board recommends that you vote FOR Proposal 2.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act, the Company's audited financial statements for the fiscal year ended November 30, 2021 will be made available at the Meeting. There is no requirement under Bermuda law that such statements be approved by the shareholders, and no such approval will be sought at the Meeting.

ADDITIONAL INFORMATION

The principal executive office of the Company is located at ASA Gold and Precious Metals Limited, c/o Apex Fund Services, Three Canal Plaza, Suite 600, Portland, Maine 04101. Atlantic Fund Administration, LLC, a wholly owned subsidiary of Apex Group Ltd. (d/b/a Apex Fund Services), located at Three Canal Plaza, Suite 600, Portland, Maine 04101, provides fund accounting and administration services to the Company. Merk Investments LLC, located at 1150 Chestnut Street, Menlo Park, California 94025, serves as the investment adviser to the Company.

SHAREHOLDER PROPOSALS

In order for a shareholder proposal to be included in the Company's proxy statement and proxy card for the 2023 Annual General Meeting, the proposal must be received no later than October 1, 2022. The timely submission of a proposal does not guarantee its inclusion in the Company's proxy materials. If a shareholder wishes to present a proposal or nomination of a person as a director for consideration at the 2023 Annual General Meeting without inclusion of such proposal or nomination in the Company's proxy statement and proxy card, the notice of such proposal or nomination must be received no later than December 1, 2022.

Bermuda law provides that only registered shareholders holding not less than 5% of the total voting rights in the Company or 100 registered shareholders together may require that a proposal be submitted to an annual general meeting. Generally, notice of such a proposal must be deposited at the registered office of the Company (ASA Gold and Precious Metals Limited, Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda) no less than six weeks before the date of the meeting, unless the meeting is subsequently called for a date six weeks or less after the notice has been deposited.

OTHER MATTERS

The management of the Company knows of no other business that will be presented for consideration at the Meeting. If, in her discretion, the Chair determines that other business has properly come before the Meeting that requires a vote of the shareholders, the persons named as proxies will vote thereon in accordance with their best judgment.

January 28, 2022

ASA GOLD AND PRECIOUS METALS LIMITED

NOMINATING, AUDIT AND ETHICS COMMITTEE REPORT

The Nominating, Audit and Ethics Committee (the "Committee") of the Board of Directors (the "Board") of ASA Gold and Precious Metals Limited (the "Company") was created to identify qualified candidates for the Board and Committee and to assist the Board in its oversight of matters relating to accounting and financial reporting, internal control over financial reporting, the integrity, quality and objectivity of the Company's financial statements and the independent audit thereof, the Company's independent auditors, and certain legal and regulatory compliance. Management is responsible for the preparation, presentation and integrity of the Company's financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for planning and carrying out a proper audit. The independent auditors report directly to the Committee and are ultimately accountable to the Board and the Committee. It is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. In carrying out its responsibilities, the members of the Committee are entitled to rely, in good faith, on: (i) the integrity of those persons and organizations inside and outside the Company from which the Committee receives information; and (ii) the accuracy of the financial and other information provided and representations made to the Committee by such persons or organizations.

In addition, the Board and the Committee have reviewed and discussed the Company's audited financial statements with management and with Tait, Weller & Baker, LLP ("TWB"), the Company's independent auditors. The Committee has discussed with TWB the matters required to be discussed pursuant to the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB"), including those covered by Auditing Standard No. 1301, and have received the written disclosures and the letter from TWB required by applicable requirements of the PCAOB regarding the independent auditors' communications with the Committee concerning independence. The Committee has discussed with TWB its independence.

Based upon this review and related discussions, and subject to the limitation on the role and responsibilities of the Committee set forth in the Nominating, Audit and Ethics Committee Charter, the Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report for the fiscal year ended November 30, 2021.

This report has been approved by all of the members of the Committee (whose names are listed below), each of whom has been determined to be independent as defined in the New York Stock Exchange's listing standards.

January 14, 2022

Bruce Hansen (Chair)
Mary Joan Hoene
Anthony J. Artabane
William Donovan

EVERY SHAREHOLDER'S VOTE IS IMPORTANT

EASY VOTING OPTIONS:



VOTE ON THE INTERNET
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VOTE BY PHONE
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VOTE BY MAIL
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VOTE DURING THE VIRTUAL MEETING
on March 24, 2022
at 10:00 a.m. Eastern time.
Please refer to the Proxy Statement for
instructions on how to participate in the
Virtual Meeting.

 

Please detach at perforation before mailing.

PROXY

ASA GOLD AND PRECIOUS METALS LIMITED
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 24, 2022

This proxy is being solicited on behalf of the Board of Directors of ASA Gold and Precious Metals Limited (the "Company"). The undersigned hereby appoints as proxies Karen Shaw, Zachary Tackett, and Darren Thayer, and each of them (with power of substitution), to vote all of the undersigned's shares in the Company held on the record date at the Annual General Meeting of Shareholders to be held virtually on March 24, 2022 at 10:00 a.m., Eastern Time, and any adjournment or postponement thereof (the "Meeting"), with all the power the undersigned would have if personally present. **Please refer to the Proxy Statement for instructions on how to participate in the Virtual Meeting.**

The shares represented by this proxy will be voted as instructed. Unless indicated to the contrary, this proxy shall be deemed to grant authority to vote "FOR" each Proposal, with discretionary power to vote upon such other business as may properly come before the Meeting.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED AS THE BOARD RECOMMENDS.

VOTE VIA THE INTERNET: www.proxy-direct.com
VOTE VIA THE TELEPHONE: 1-800-337-3503

 

ASA_32542_010422
PLEASE SIGN, DATE AND RETURN THE PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

XXXXXXXXXXXXXX   code

EVERY SHAREHOLDER'S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the ASA Gold and Precious Metals Limited Annual General Meeting of Shareholders to be held virtually on March 24, 2022, at 10:00 a.m. (Eastern Time) The Proxy Statement for this meeting is available at: www.asaltd.com/proxymaterial

IF YOU VOTE ON THE INTERNET OR BY TELEPHONE, YOU NEED NOT RETURN THIS PROXY CARD

Please detach at perforation before mailing.

TO VOTE MARK BLOCKS BELOW IN BLUE OR BLACK INK AS SHOWN IN THIS EXAMPLE: X

A Proposals **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSALS.**

1. Election of Directors:

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
01. Anthony Artabane	☐	☐	☐	02. William Donovan	☐	☐	☐
03. Bruce Hansen	☐	☐	☐	04. Mary Joan Hoene	☐	☐	☐

	FOR	AGAINST	ABSTAIN
2. To ratify and approve the appointment of Tait, Weller & Baker LLP, an independent registered public accounting firm, as the Company's independent auditors for the fiscal year ending November 30, 2022, and to authorize the Nominating, Audit and Ethics Committee of the Board of Directors to set the independent auditors' remuneration.	☐	☐	☐

3. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting or any adjournment or postponement of the Meeting.

Non-Voting Item

	YES	NO
I plan to attend the Virtual Annual Meeting.	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted.— Sign and Date Below

Note: Please sign exactly as your name(s) appear(s) on this Proxy Card, and date it. When shares are held jointly, each holder should sign. When signing as attorney, executor, guardian, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box
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